Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 1-14987 on Form S-8 of Too, Inc. of our report dated June 13, 2005, relating to the statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i – schedule of assets held at end of year as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Too, Inc. Savings and Retirement Plan.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 27, 2005